

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Paul Song
Chief Executive Officer
NKGen Biotech, Inc.
3001 Daimler St.
Santa Ana, CA 92705

> **Re: NKGen Biotech, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 27, 2024**
> **File No. 333-275094**

Dear Paul Song:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your disclosure on page 203 that your selling securityholders may sell their securities to or through underwriters. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance

July 2, 2024
Page 2

Office of Life Sciences

cc: Michael J. Blankenship, Esq.